EXHIBIT 99.1

Caledonia Mining Corporation Plc Results for the Year ended December 31, 2022

Notice of Management Conference Call

ST HELIER, Jersey, March 24, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces its operating and financial results for the year ended December 31, 2022 (the "Year"). Further information on the financial and operating results for the Year and the quarter ended December 31, 2022 (the "Quarter" or "Q4") can be found in the Management Discussion and Analysis ("MD&A"), and the audited financial statements which are available on the Company's website and have been filed on SEDAR.

 2022 Financial Highlights (USD)

  Gross revenues of $142 million (2021: $121 million).
  Gross profit of $61.8 million (2021: $54.1 million).
  EBITDA of $50.4 million (2021: $46.4 million).
  On-mine cost per ounce1 of $735 (2021: $742).
  All-in sustaining cost per ounce1 of $878 (2021: $856).
  Adjusted earnings per share (EPS)1 of 219.9 cents (2021: 225.9 cents).
  Net cash from operating activities of $42.6 million (2021: $30.9 million).
  Net cash and cash equivalents of $1.5 million (2021: $16.3 million).
  Dividend paid of 56 cents per share (2021: 50 cents per share).

Operating Highlights

  80,775 ounces (“oz”) of gold produced in the Year (2021: 67,476oz); record annual production at Blanket Mine and achieving the Company’s long-term production target.
  During Q4, Caledonia completed the acquisition of a company owning the mining lease for Motapa, a property contiguous to the Bilboes gold project with the potential of gold processing synergy.
  In the Quarter, the 12.2 MWac solar plant at Blanket Mine started to generate power.

Post Year-end events and Outlook

  Regrettably, a fatal accident occurred on February 16, 2023. The directors and management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased. Caledonia takes the safety of its employees very seriously and, accordingly, measures have been taken to reinforce adherence to prescribed safety procedures.
  2023 combined gold production guidance of between 87,500 - 97,000oz comprised of:
    75,000 - 80,000oz from Blanket.2
    12,500 – 17,000oz from the oxide operation at Bilboes.3
  In January the Company completed the acquisition of the Bilboes gold project in Zimbabwe.
    A large high-grade gold deposit.
    The project has NI 43-101 compliant proven and probable mineral reserves of 1.96 million ounces (“Moz”) of gold in 26.64 million tonnes (“Mt”) at a grade of 2.29 grams per ton (“g/t”) and measured and indicated mineral resources of 2.56 Moz of gold in 35.18Mt at a grade of 2.26 g/t and inferred mineral resources of 577,000oz of gold in 9.48Mt at a grade of 1.89 g/t.4
  In February the Company released an update to the NI 43-101 compliant mineral resources and reserves at Blanket Mine. The total measured and indicated mineral resources inclusive of mineral reserves has increased from the most recently published estimate by 52% to 1,095,000oz of gold in 10.72Mt at a grade of 3.18 g/t and the total mineral reserves increased by 1% to 395,000oz of gold in 3.94Mt at a grade of 3.12 g/t5.

Conference Call

Management will host a conference call on March 28, 2023 to discuss the 2022 results and the outlook for the Company.  The details for this call are set out towards the end of this announcement.

Mark Learmonth, Chief Executive Officer, commented:

“Operationally, the last 12 months have marked a turning point for the business, and I am delighted that we hit our long-term target of just over 80,000oz. The last couple of years has seen a tremendous amount of change in the Company as we pivot the direction of the business towards becoming a multi-asset gold producer in Zimbabwe. We have always seen huge geological potential in the country and are very excited about the portfolio of attractive new assets that we have acquired.

“In November we purchased Motapa, an asset we consider to be highly prospective and strategically important in our growth ambitions, as it is a large exploration property which is contiguous to the Bilboes gold project.

“In January 2023, following the satisfaction of conditions precedent, we closed the acquisition of the Bilboes Gold Project. A feasibility study prepared by the vendors indicates the potential for an open-pit gold mine producing an average of 168,000oz per year over a 10-year life of mine. Caledonia has commissioned its own feasibility study to identify the most judicious way to commercialise the project to optimize shareholder returns.  One approach that will be considered is a phased development which would minimise the initial capital investment and reduce the need for third party funding. The Company has also restarted the oxide operations at Bilboes providing immediate cash-flow and has given guidance of between 12,500 - 17,000oz for 2023.

“In November 2022, the Company’s 12.2 MWac solar plant was connected to the Blanket grid and the mine has since been receiving 27% of its energy from solar. The solar power will displace power from the grid and from the diesel generators and is expected to reduce Caledonia's consolidated cost per ounce of gold produced by approximately $37. This completion happily coincides with an improvement in the supply of power from the Zimbabwe grid which has substantially reduced the amount of diesel consumed.  We are confident that we will continue to see an ongoing meaningful reduction to our diesel usage month on month, fully justifying our investment in solar power and delivering on our Environmental Social Governance strategy.

“The quarterly dividend continues to be an important part of the Company’s strategy and during the Year we paid a quarterly dividend of 14 cents a share, providing a healthy yield to our shareholders. We believe the dividend coupled with our growth strategy makes us an attractive investment and sets us apart from our industry peers.

“I would like to thank the Caledonia team for their continued hard work, and I look forward to updating shareholders of our progress.”

Conference Call Details

A presentation of the 2022 results and outlook for Caledonia is available on Caledonia's website (www.caledoniamining.com). Management will host a conference call at 2 pm London Time on March 28, 2023.

Details for the call are as follows:

When: March 28, 2023 02:00 PM London Time
Topic: 2022 Full Year and Q4 Results call for Shareholders

Register in advance for this webinar:
https://caledoniamining.zoom.us/webinar/register/WN_kZXEkm8AQZajiCX55eqLBA

After registering, you will receive a confirmation email containing information about joining the webinar.

Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, is the Company's qualified person as defined by Canada's National Instrument 43-101 and has approved any scientific or technical information contained in this news release.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserves and resource estimates contained in this press release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of 1300 S-K adopted by the SEC, and reserve and resource information contained in this press release may not be comparable to similar information disclosed by U.S. companies. The requirements of NI 43-101 for identification of reserves and resources are also not the same as those of 1300 S-K, and any reserves or resources reported in compliance with NI 43-101 may not qualify as "reserves" or "resources" under 1300 S-K. Accordingly, the mineral reserve and resource information set forth herein may not be comparable to information made public by companies that report in accordance with United States standards.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

 Consolidated statements of profit or loss and other comprehensive income
(in thousands of United States Dollars, unless indicated otherwise)

For the years ended December 31	Note	2022	2021	2020

Revenue	8	142,082	121,329	100,002
Royalty		(7,124)	(6,083)	(5,007)
Production costs	9	(62,998)	(53,126)	(43,711)
Depreciation	17	(10,141)	(8,046)	(4,628)
Gross profit		61,819	54,074	46,656
Other income		60	46	4,765
Other expenses	10	(11,782)	(7,136)	(5,315)
Administrative expenses	11	(11,941)	(9,091)	(7,997)
Cash-settled share-based expense	12.1	(609)	(477)	(1,413)
Equity-settled share-based expense	12.2	(484)	–	–
Net foreign exchange gain	13	4,411	1,184	4,305
Net derivative financial instrument expense	14	(1,198)	(240)	(266)
Operating profit		40,276	38,360	40,735
Finance income	15	17	14	62
Finance cost	15	(657)	(375)	(367)
Profit before tax		39,636	37,999	40,430
Tax expense	16	(16,770)	(14,857)	(15,173)
Profit for the year		22,866	23,142	25,257

Other comprehensive loss
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(462)	(531)	(173)
Total comprehensive income for the year		22,404	22,611	25,084

Profit attributable to:
Owners of the Company		17,903	18,405	20,780
Non-controlling interests	27	4,963	4,737	4,477
Profit for the year		22,866	23,142	25,257

Total comprehensive income attributable to:
Owners of the Company		17,441	17,874	20,607
Non-controlling interests	27	4,963	4,737	4,477
Total comprehensive income for the year		22,404	22,611	25,084

Earnings per share
Basic earnings per share ($)	26	1.36	1.49	1.73
Diluted earnings per share ($)	26	1.35	1.48	1.73

Consolidated statements of cash flows
For the years ended December 31,
(in thousands of United States Dollars, unless indicated otherwise)

	Note	2022	2021	2020

Cash generated from operations	31	49,657	38,703	37,967
Interest received		17	14	56
Net finance costs paid		(192)	(388)	(405)
Tax paid	16	(6,866)	(7,426)	(6,656)
Net cash generated from operating activities		42,616	30,903	30,962

Cash flows used in investing activities
Acquisition of property, plant and equipment		(41,495)	(32,112)	(25,081)
Acquisition of exploration and evaluation assets		(2,596)	(5,717)	(2,759)
Proceeds from sale of assets held for sale		–	500	–
Proceeds from (purchase of) derivative financial assets		–	1,066	(1,058)
Proceeds from disposal of subsidiary		–	340	900
Acquisition of Put options	14.1	(478)	–	–
Net cash used in investing activities		(44,569)	(35,923)	(27,998)

Cash flows from financing activities
Dividends paid		(8,906)	(8,069)	(4,542)
Term loan repayments		–	(361)	(574)
(Repayment of) proceeds from gold loan	14.2	(3,698)	2,752	–
Proceeds from Call options	14.2	240	208	–
Payment of lease liabilities	19	(150)	(129)	(118)
Shares issued – equity raise (net of transaction cost)	24	–	7,806	12,538
Proceeds from share options exercised	24	–	165	30
Net cash (used in) from financing activities		(12,514)	2,372	7,334

Net (decrease) increase in cash and cash equivalents		(14,467)	(2,648)	10,298
Effect of exchange rate fluctuations on cash and cash equivalents		(302)	(179)	(99)
Net cash and cash equivalents at the beginning of the year		16,265	19,092	8,893
Net cash and cash equivalents at the end of the year	23	1,496	16,265	19,092

Consolidated statements of financial position
(in thousands of United States Dollars, unless indicated otherwise)

As at December 31	Note	2022	2021

Assets
Property, plant and equipment	17	178,983	149,102
Exploration and evaluation asset	18	17,579	8,648
Deferred tax asset	16	202	194
Total non-current assets		196,764	157,944

Inventories	20	18,334	20,812
Derivative financial assets	14.1	440	–
Income tax receivable	16	40	101
Prepayments	21	3,693	6,930
Trade and other receivables	22	9,185	7,938
Cash and cash equivalents	23	6,735	17,152
Total current assets		38,427	52,933
Total assets		235,191	210,877

Equity and liabilities
Share capital	24	83,471	82,667
Reserves	25	137,801	137,779
Retained loss		(50,222)	(59,150)
Equity attributable to shareholders		171,050	161,296
Non-controlling interests	27	22,409	19,260
Total equity		193,459	180,556

Liabilities
Provisions	28	2,958	3,294
Deferred tax liabilities	16	5,123	8,034
Cash-settled share-based payment	12.1	1,029	974
Lease liabilities	19	181	331
Total non-current liabilities		9,291	12,633

Cash-settled share-based payment	12.1	1,188	2,053
Lease liabilities	19	132	134
Derivative financial liabilities	14.2	–	3,095
Income tax payable	16	1,324	1,562
Trade and other payables	29	17,454	9,957
Loan notes payable	30	7,104	–
Overdraft	23	5,239	887
Total current liabilities		32,441	17,688
Total liabilities		41,732	30,321
Total equity and liabilities		235,191	210,877

_____________________________

1 Non-IFRS measures such as “On-mine cost per ounce”, “All-in sustaining cost per ounce” and “adjusted EPS” are used throughout this announcement. Refer to section 10 of the MD&A for a discussion of non-IFRS measures.
2 Refer to the technical report entitled "NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe" with effective date September 1, 2022 prepared by Minxcon (Pty) Ltd filed by the Company on SEDAR (www.sedar.com) on March 13, 2023
3 Gold production will be derived from the measured mineral resources set out in the technical report entitled "BILBOES GOLD PROJECT FEASIBILITY STUDY" with effective date December 15, 2021 prepared by DRA Projects (Pty) Ltd and filed by the Company on SEDAR on July 21, 2022
4 Refer to the technical report entitled "BILBOES GOLD PROJECT FEASIBILITY STUDY" with effective date December 15, 2021 prepared by DRA Projects (Pty) Ltd and filed by the Company on SEDAR on July 21, 2022
5 Refer to announcement by the Company dated February 6, 2023 entitled “Mineral Resources and Reserves Update at the Blanket Mine” together with the technical report on Blanket Mine referred to at footnote 2 above